United States Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(check one)

  X    Form 10-K
___  Form 20-F
___  Form 11-K
___  Form 10-Q/10-QSB
___  Form N-SAR

For Period Ended :  November 30, 2009

___  Transition Report on Form 10-K/10KSB
___  Transition Report on Form 20-F
___  Transition Report on Form 11-K
___  Transition Report on Form 10-Q/10QSB
___  Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

PART 1 - REGISTRANT INFORMATION

Full Name of Registrant:	Viropro, Inc.

Address of Principal Executive Office:	300, Avenue des Sommets, Suite 1806

City, State and Zip Code:	Verdun, Quebec, Canada H3E 2B7

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b){section 23,047], the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)
The subject annual report, semi-annual report, transition report, on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, 10-QSB, or portion there of will be filed on or before the fifth calendar day following the prescribed due day; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K and Form 10-KSB, 11-K, 10-Q and Form 10QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has recently changed auditors, thus was not able to complete the unaudited financial statements without unreasonable effort and expense and therefore its Annual Report on Form 10-K cannot be filed within the prescribed time period.

The Registrant anticipates filing within the extended filing period, pursuant to Rule 12b-25.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

Claude Gingras	514	465-2722
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If the answer is no, identify report(s).

  X   Yes  ___ No

(3)            Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

___ Yes    X   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

VIROPRO, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/ Claude Gingras	Date: March 1, 2010
Title: Vice-president Corporate Affairs